September 24, 2019

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Stacie Gorman

Re:    Preferred Apartment Communities, Inc.
Registration Statement on Form S-3 (the "Registration Statement")
File No. 333-233576

Dear Ms. Von Althann:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Preferred Apartment Communities, Inc. (the "Company") hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on September 27, 2019, or as soon thereafter as practicable.

We request that Jeffrey R. Sprain, General Counsel of the Company, be notified of such effectiveness by a telephone call at (770) 818-4108, and that such effectiveness also be confirmed in writing.

Very truly yours,

PREFERRED APARTMENT COMMUNITIES, INC.

/s/ Jeffrey R. Sprain
Jeffrey R. Sprain
General Counsel